EXHIBIT 99.1
Quicksilver Energy, L.P.

October 15, 2010

Board of  Directors of
Quicksilver Resources Inc.

Gentlemen:

Quicksilver Energy, L.P. and members of the Darden family (the “Darden Family Interests”) are formally expressing an interest in exploring strategic alternatives for Quicksilver Resources Inc. (the “Company”), which could include, among other things, a possible take private transaction of the Company by the Darden Family Interests.  In addition, we have all been made aware that another significant stockholder, SPO Partners & Co. (“SPO”) has expressed an interest in receiving nonpublic information and engaging in discussions with us regarding strategic alternatives for the Company.

As any discussions between us and SPO would require that the Company amend its rights plan, we requested such an amendment to permit those discussions.  In addition, we have also asked for permission to share, subject to a customary nondisclosure agreement, certain nonpublic information of the Company with any financial advisors that we retain.

While we are not in a position to provide the Board of Directors with our valuation of the Company at this time, and there can be no assurance that a take private proposal by us will be forthcoming, we are fully aware and would expect that any such proposal made by us would involve a substantial premium to the current market price.

The Darden Family Interests do not believe that it is in the best interests of the stockholders of the Company to withhold the granting of such requests solely because the granting of the foregoing requests will require public disclosure of the interest of the Darden Family Interests in exploring a possible transaction.  We sincerely believe that a continued dialogue is in the best interests of the stockholders of the Company.

Therefore, we ask the Board of Directors to amend the rights plan, as described above, and that our financial advisors and SPO each be granted access to non-public information pursuant to customary nondisclosure agreements.

We are available to discuss any of the foregoing at your convenience and ask that you give this request your prompt attention.

Sincerely

QUICKSILVER ENERGY, L.P.

By:	Pennsylvania Management, LLC, its General Partner

By:	/s/ Glenn Darden
Glenn Darden,
Manager

cc:        Thomas F. Darden
Anne Self Darden
Glenn D. West
Michael A. Saslaw
Richard D. Truesdell, Jr.
Leonard Kreynin